Exhibit 7.01

September 16, 2005

Mossimo Acquisition Corp.

2314 La Mesa

Santa Monica, CA 90402

Attn: Mr. Mossimo Giannulli

Dear Mr. Giannulli:

It has been a pleasure working with you to develop a financing facility to support your acquisition (the “Acquisition”) of the shares in Mossimo, Inc., a Delaware corporation (the “Company”) that you do not already own through a tender offer by Mossimo Acquisition Corp., a Delaware corporation (the “Borrower,” the term “Borrower” shall include the Company following the merger of the Company and the Borrower), a wholly-owned subsidiary of Mossimo Holdings Corp. (“MHC”), a Delaware corporation wholly owned by you, promptly followed by a short form merger of the Borrower with and into the Company, with the Company as the survivor.   Such tender offer, contribution, financing and merger shall be treated as an integrated, contemporaneous transaction.  In connection therewith, The CIT Group/Commercial Services, Inc. (the “Lender”) is pleased to consider a secured committed term loan credit facility to the Borrower in an amount not to exceed $22,042,000 (“Term Loan Facility”), consisting of, and subject to, the below:

1.                                       TERM LOAN

A three year Term Loan (“Term Loan”) in the principal amount sufficient to finance the Acquisition, made in a single draw on the Closing Date concurrent with the closing of the tender offer and prior to the completion of the merger, not to exceed the lesser of (a) $22,042,000, or (b) up to 35% of the fair market value of the trademark value as determined by Consor of “Mossimo” to be repaid as follows:

One-half of the principal amount of the Term Loan will be paid in thirty-six (36) consecutive equal installments, payable on the first business day of each month, commencing on the first business day of the second calendar month following the Closing Date (each such payment date, a “Payment Date”), plus a final installment of the remaining one-half of the principal amount of and all remaining amounts due pursuant to the Term Loan Facility.

In addition to the amortization schedule, the Borrower shall prepay the Term Loan without liability for an Early Termination Fee thirty (30) days after each fiscal quarter end by an amount equal to fifty percent (50%) of the Borrower’s excess cash flow during such fiscal quarter.  Such prepayments will be applied to the Term Loan in the inverse order of maturity and may not be re-borrowed.  The definition and calculation of excess cash flow will be mutually agreed upon.

2.                                       TERM

The Agreement shall have a term of three years.   The Agreement may be terminated by the Borrower at any time upon sixty (60) days prior written notice to the Lender, provided, however, the Borrower shall pay an Early Termination Fee.  The Term Loan shall be due and payable in full at the Lender’s option upon any termination of the Term Loan Agreement or the termination of the Target License Agreement.

3.                                       INTEREST RATE AND FEES

Interest on the outstanding principal amount of the Term Loan will be computed and payable in arrears on each Payment Date at a rate equivalent to the JP Morgan Chase Bank Rate (“Chase Rate”) plus one-quarter of one percent (0.25%) per annum or at the Borrower’s option, Libor plus three and one-quarter of one percent (3.25%) per annum.  The interest rate will be reduced to a rate equivalent to Chase Rate per annum or at Borrower’s option, Libor plus three percent per annum upon the execution of a Factoring Agreement by Modern Amusement, Inc. with Lender.  The Chase Rate is the rate of interest per annum announced by JP Morgan Chase Manhattan Bank N.A. (“Chase Bank”) from time to time as its prime rate in effect at its principal office in the City of New York.  Such rate is not intended to be the lowest rate charged by Chase Bank to its borrowers. Libor shall be the one-month Libor quoted by JPMorganChase Bank 2 business days prior to the end of the month and if not elected within 3 business days in advance of such month-end, the reference rate shall be the Chase Rate.

The Term Loan shall bear a Default Rate of Interest at 2.5% above the rate otherwise applicable thereto.

A Closing Fee, payable at closing of one and one-half of one percent (1.5%) of the committed amount.

An Administrative Collateral Management Fee of $2,000.00 per month, each fully earned and payable as of the last day of each calendar month so long as any obligations are outstanding under the Agreement.

A Field Examination Fee of $850.00 per day per examiner, plus out-of-pocket expenses capped at $10,000.00 per year; provided such limitation shall not apply upon the occurrence and continuance of an Event of Default.

The Borrower may prepay the Agreement at any time, upon sixty (60) days prior written notice to the Lender.  However, should the Borrower prepay the Agreement prior to the maturity date of the Term Loan (the “Termination Date”)

(a) all Obligations owed to Lender must be paid in full or otherwise satisfied as determined in Lender’s sole and absolute discretion and (b) Borrower must pay an Early Termination Fee. No partial prepayments will be permitted, except for mandatory excess cash flow prepayments.

Such Early Termination Fee shall be in an amount equal to the product of: a) the Early Termination Percentage, times (b) the amount of the principal amount outstanding.

The Early Termination Percentage shall be two percent (2%) if the Term Loan Facility is prepaid in the first Contract Year (a Contract Year is the 12 month period commencing on the date of the Term Loan Facility and ending on the last day of the month occurring 12 months after the date of the Term Loan Facility and each subsequent 12 month period thereafter), one percent (1%) if prepaid in the second Contract Year, and one-half of one percent (0.5%) if prepaid in the third Contract Year on a date that is more than 90 days prior to the Termination Date.  If the Lender opts to terminate the Agreement as a result of the termination of the Target license agreement by the licensor, the Early Termination Fee in the third Contract Year will be waived.  However, if such Target license is terminated prior to the third Contract Year,  or if the Agreement is terminated for any other reason by Lender, the Early Termination Fee shall be payable.

4.                                       COLLATERAL

To secure any and all present and future indebtedness and obligations due the Lender by the Borrower, (a) the Borrower and the Guarantors will, subject to customary exceptions, grant the Lender i) a perfected, first and exclusive lien on all of the Borrower’s (including specifically the Company following the merger) and each Guarantor’s present and future right, title and interest in accounts, credit balances, inventory, trademarks, patents, copyrights, licenses, general intangibles (including payment intangibles), equipment, owned real estate, deposit accounts, the issued and outstanding stock of any subsidiaries/affiliates of the Borrower/Guarantor and the proceeds of each of the foregoing; and ii) following the merger, lien(s) on the “Mossimo” domestic and foreign trademark(s) and related trademarks owned by the Borrower, Guarantors and related affiliates (the “Trademark”) will be filed with the U.S. Patent and Trademark Office in Washington, D.C. and lien(s) on any registered copyrights will be filed with the U.S. Copyright Office in Washington, D.C., and such other international offices as appropriate for Trademarks and Copyrights, with the understanding that any pledge of collateral by a foreign entity is to be limited to an amount that will not result in a deemed dividend; (b) the Lender will receive a pledge of 100% of the shares in the Borrower and any subsidiaries of the Borrower; provided that this pledge shall be limited to 65% of the equity of any foreign subsidiary; and (c) the Borrower shall obtain and maintain a life insurance policy in the amount of  $9,000,000.00 on Mossimo Giannulli, which policy shall be collaterally assigned to the Lender.  Mossimo Giannulli will also grant the Lender a lien on all of the issued and outstanding stock of MHC as collateral for the Obligations, such pledge to be non recourse to Mossimo Giannulli.

5.                                       GUARANTEES

The Lender will be provided with guarantees from MHC which owns 100% of the capital stock of the Borrower and from all domestic subsidiaries of MHC and/or the Borrower, which guarantees will be secured by the assets described above in the section labeled Collateral, and from foreign subsidiaries guarantying the obligations of the Borrower or other guarantors up to amounts and in a manner that such guaranty from a foreign subsidiary will not result in a deemed dividend.

6.                                       REPRESENTATIONS AND COVENANTS

The Agreement will contain such warranties, representations, covenants and events of default as are customary for financing transactions of this type.  The Borrower will provide to the Lender such information concerning its business affairs and financial condition as the Lender may reasonably request, including financial statements certified by an independent public accountant mutually acceptable to each of Borrower and Lender.

7.                                       OUT OF POCKET EXPENSES

You or the Borrower shall reimburse the Lender (whether or not this transaction is consummated) for reasonable out-of-pocket costs and expenses (including reasonable fees and actual and reasonable out-of-pocket costs and expenses of in-house and outside legal counsel) incurred in connection with the Agreement including, but not limited to, those incurred by the Lender in connection with the preparation, execution, closing and servicing of this financing transaction, and the perfection of liens and security interests.

8.                                       CONDITIONS OF CLOSING

The foregoing is furnished as a means of affording the Borrower a guide to, and an outline of, the material terms and conditions of the proposed facility and is not a commitment on the part of Lender and should not be construed as a commitment.  Moreover, the foregoing is subject to:

a.                                       Successful completion of all the above items;

b.                                      The execution and delivery of appropriate legal documentation which must be satisfactory in form and substance to Borrower and Lender and their respective counsel;

c.                                       The Lender’s satisfaction with: i) the financial condition of the Borrower and the Company; ii) credit references on the Borrower and the Company; iii) an updated examination of the books and records of the Borrower and the Company, and iv) verification of outstanding balances on specified accounts receivable.

d.                                      The absence of any material adverse change in the financial condition, business, projections, profitability, assets or operations of the Company.  It is understood and agreed that any material adverse change in the terms, conditions, assumptions or projections supplied by the Borrower and on which the Lender based its decision to issue this letter may, in the Lender’s reasonable business discretion, be construed by the Lender as a material adverse change.  It is further understood and agreed that Lender’s understanding of shareholder lawsuits immediately prior to closing or loan funding may result in a material adverse change;

e.                                       The Lender’s receipt of, and satisfaction with, financial projections detailing quarterly balance sheet, income statement and cash requirements covering the 3 year Term, and a pro forma balance sheet reflecting status of the Company after the Acquisition contemplated by this financing transaction;

f.                                         The Borrower’s agreement to provide the Lender with a minimum of quarterly reviewed financial statements prepared by an independent public accountant;

g.                                      Lender’s determination that neither the financing arrangement nor any of the transactions contemplated in connection therewith: (i) present any exposure under any laws relating to bulk sales, fraudulent conveyances or similar matters, (ii) shall fail to comply with any laws and regulations, including Regulation U, and (iii) could have a material adverse effect on any license agreement of the Borrower or the Company or any of their respective affiliates;

h.                                      The approval of the Lender’s executive credit committee;

i.                                          The Lender’s receipt of, and satisfaction with, a springing deposit account control agreement with a banking institution acceptable to both parties, pertaining to the accounts where all proceeds from accounts will be directed and deposited and for which Borrower shall have the right to use the funds until notice is given by Lender, which terms shall be satisfactory to both parties;

j.                                          The Lender’s receipt of, and satisfaction with, an appraisal indicating i) a fair market value of the trademark of at least $41,500,000.  The appraisal, to be engaged by the Lender, must be performed by an appraiser mutually agreed upon who will be retained by the Lender but paid for by the Borrower;

k.                                       Holders of 100% of the outstanding stock of the Borrower shall pledge such stock to the Lender as additional collateral for all obligations owed by the Borrower to the Lender, pursuant to a pledge agreement in form and substance satisfactory to the Lender;

l.                                          The Term Loan Facility shall include certain financial covenants, including but not limited to the following: (i) Fixed Coverage Ratio in an amount to be mutually agreed upon and measured quarterly, (ii) Total debt to net worth in an amount to be mutually agreed upon and measured quarterly, (iii) Maximum capital expenditures, in any year, of an amount to be mutually agreed upon, (iv) Minimum cash balance in an amount of $3.0 million as of the end of each fiscal quarter in the first contract year and adjusted at each contract year thereafter and (v) Minimum EBITDA in an amount to be mutually agreed upon and measured quarterly;

m.                                    The Term Loan shall include certain negative covenants, including but not limited to limitations on: indebtedness (including guarantee obligations) except for indebtedness incurred in the normal course of business (other than debt for borrowed money); liens; mergers, consolidations, liquidations and dissolutions; sales of assets; dividends and other payments in respect of capital stock; acquisitions, creation of subsidiaries, investments, loans and advances; payments and modifications of material debt instruments; transactions with affiliates; sale-leasebacks; changes in fiscal year; hedging arrangements; lease terminations; negative pledge clauses; and changes in lines of business.  The foregoing covenants shall be subject to various exceptions to be agreed upon;

n.                                      Events of Default shall include: Nonpayment of principal, interest, fees or other amounts within 5 days of when due; material inaccuracy of representations and warranties; violation of covenants (subject, in the case of certain affirmative covenants, to a grace period to be agreed upon); cross-default to material indebtedness; bankruptcy events; certain ERISA events; material judgments; actual or asserted invalidity of any guarantee or security document; a change of control (the definition of which is to be agreed upon); material adverse change; Mossimo Giannulli or any of his affiliates starts or becomes an officer, director or advisor of a competing business of Borrower, MHC or their respective subsidiaries; Mossimo Giannulli shall cease to own at least 51% of the outstanding stock of the Company or ceases for any reason (including, as a result of death) to be actively engaged in the management of the Company;

o.                                      Satisfactory review by the Lender and comfort, in Lender’s reasonable discretion, with existing licensing agreements of the Borrower and the Company both as a licensor and licensee; and

p.                                      The terms and conditions of the tender offer, the merger and the structure of the financing shall, at all times, be reasonably acceptable to Lender; and

q.                                      Upon the occurrence of any the following events, the amounts shall be applied to prepay the Term Loan Facility first to cost and expenses, then to interest accruals, then to the Early Termination Fee applicable to the principal amount to be paid, with the remainder to principal in the inverse order of maturity until paid in full: (i) 100% of the proceeds realized by any Borrower or Guarantor from the sale or other disposition of stock of the Company or affiliate after the Closing Date, or (ii) 100% of the net proceeds of any sale or other disposition (including as a result of casualty or condemnation) by the Company or any Guarantor of any assets outside the ordinary course of business (which shall, except for baskets to be agreed, require the consent of the Lender), but excluding proceeds that are reinvested in the business and the sale or other disposition of (1) accounts, (2) inventory, (3) deposit accounts, or (4) other assets to be agreed upon.

9.                                       CONFIDENTIALITY

This letter and the financing arrangements described herein are delivered with the understanding that neither this letter nor the substance of said proposed financing arrangements shall be disclosed by you to anybody outside your organization, except to those professional advisors who are in a confidential relationship with you and require knowledge thereof to perform their duties (such as legal counsel, accountants and financial advisers), or where disclosure is required by law. Nothing herein shall prevent you from disclosing the nature of the proposal to the Company or its Board of Directors or within any public disclosure document you are required to file pertaining to your acquisition transaction.   The non-public information delivered to the Lender by the Company in connection with this letter (the “Information”) is delivered with the understanding that the Information shall not be disclosed by the Lender to anybody outside the Lender’s organization (which organization includes the Lender and its affiliates and their respective officers, directors and employees to the extent such affiliates, officers, directors and employees have a legal obligation to keep the Information confidential), except those professional advisors who are in a confidential relationship with Lender and require knowledge thereof to perform their duties (such as accountants, auditors, and legal counsel) or where disclosure is required by law.

10.                                 DUE DILIGENCE FEE

To induce the Lender to proceed with its consideration of the requested financing facility and to confirm that the request is made in good faith, you have previously provided to the Lender a $75,000.00 due diligence fee (the “Due Diligence Fee”).   In the absence of a written agreement to the contrary, said Due Diligence Fee less the sum of the Field Examination Fee and out of pocket costs and expenses required to be paid by the Borrower pursuant to paragraph 7 above the Lender may incur will be i) returned to the you if the parties are unable to consummate a financing arrangement, or ii) retained by the Lender but credited against the Closing Fee due at closing if an arrangement is consummated.

This letter (a) embodies the entire agreement and understanding between the parties hereto with respect to the subject matter of this letter and supersedes all prior agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, and (b) can be changed only by a writing signed by each of the parties hereto and shall bind and benefit each of such parties and their respective successors and assigns.

If the foregoing is acceptable to you, please so indicate by signing and returning to us the enclosed copy of this letter together not later than the close of business on September 23, 2005.  The Borrower hereby authorizes us to prepare and file Uniform Commercial Code financing statements covering the Collateral in the appropriate filing office(s) prior to closing the proposed financing transactions.  We welcome the opportunity to work with you on this transaction and we hope to hear from you soon.  Should you have any questions or comments, please feel free to contact us at anytime.

Very truly yours,

THE CIT GROUP/COMMERCIAL SERVICES, INC.

By:	/s/ Maria Contino

Title:	Vice President

READ AND AGREED TO:

/s/ Mossimo Giannulli
MOSSIMO GIANNULLI
President and Chief Executive Officer
Mossimo Acquisition Corp.